
Wind Harvest
New Wind for
Climate Restoration

INVEST IN **WIND HARVEST**

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Harvesting Massive Untapped Wind Markets

LEAD INVESTOR



Richard Brown Mr.

Right product, right time, right team. I've built vertical axis (H type) wind turbines and followed the industry for decades. I've never seen a better design or a better engineering team than what I see at Wind Harvest. Plus, the understory application on existing wind farms is genius. No additional land needed to double output. Add to that the quiet operation, the structural robustness of extruded aluminum and steel, and the ability of all components to be recycled at end of life -- everything about this product is a home run. Such a great opportunity to reap financial rewards and improve the planet at the same time.

Invested $1,000 this round & $100,000 previously

Learn about Lead Investors

windharvest.com Davis CA

Technology Hardware Infrastructure Engineering Energy

Highlights

1. We have raised over $17M, including $1.47M from our previous crowdfunding campaign.
2. Investors receive 8% interest annually and have a potential 3X to 20X equity upside.
3. Our turbines can be profitably used by 20% of wind farms around the world. That is huge!
4. By 2025, the mid-level wind market size is estimated to be over $250 Billion.
5. Mid-level wind markets are so large that at least 3 million of our size turbines are needed.
6. We did it! Model 3.1 is operating and has validated our computer models. Model 4.0 is being ordered.

Our Team



Kevin Wolf CEO and Co-founder

Expert on vertical axis wind turbines and markets. Raised $10M for Wind Harvest. Previous COO and a key investor in Wind Harvest. Chair of the CA Clean Money Action Fund to reduce the influence of big money in politics.

> We must bring down CO2 levels and restore our climate in order for humanity to flourish. To achieve this goal, we need inexpensive and long-lasting renewable energy supplies. Our Wind Harvesters will provide a huge boost to the growth of wind energy and drive down the cost of renewables, so that we will not need to rely on polluting fossil fuels.



Alana Steele General Counsel

Alana Steele has over 30 years of experience in the energy industry and was previously COO of Western Wind.



Christine Nielson President, Wind Harvest Pilot Project

Organic entrepreneur, Climate activist, Founder of Coyuchi Inc., the first U.S. company to manufacture and sell quality organic cotton bedding.



David J Malcolm Senior Engineer

40+ year career at forefront of design engineering of both horizontal axis (propeller-type) and vertical axis H-type turbines with extensive experience in critical aspects of design & engineering utilized for our v3.1 cantilevered H-type turbine.



Robert Wheelock III Strategy & Business Development

During his 48 years of comprehensive experience in planning, organizing, financing, and managing entrepreneurial businesses, Wheelock served as the chief financial executive for a renewable energy company for ten years.



Cornelius Fitzgerald Board Member

15+ years strategy and execution in finance and renewable energy. Large project leader for Wind Harvest. Co-founder Clean Energy Holdings, LLC



Teresa Kutcher Director of Operations

Administrative support professional with 30 years of diverse management, organizational, executive, and administrative experience. Specializes in advancing administrative objectives while implementing practices for process improvement.



Olamide Ajala Principal Engineer

An accomplished engineer well versed in FEED, feasibility studies, advanced FEA, non-linear dynamic analysis, design verification & certification, construction engineering, asset integrity management, R&D, and creating novel algorithms.



Dr. Ariana Marshall Caribbean Resilient Ecosystems Manager



Leads efforts to develop our projects and analyze the cumulative environmental, cultural and economic impacts for the large installations of the Wind Harvester we will install on Caribbean islands such as Barbados where she lives.



Jeffrey Willis Consulting and Production Manager

An inventor with numerous wind related patents and an expert in manufacturing with a wealth of experience from 20 years of working in the wind industry, he oversees our v.3.1 pilot project and the engineering and manufacturing of our v3.2 turbine.



Mark Chang Electrical Engineer

Mark is a talented Electrical Engineer for Wind Harvest. Mark has a mind for complexity, math, and detail. He developed the controls for our models 1.0 and 2.0 and model 3.1.



Antonio Ojeda Chief Engineer

With ten plus years engineering experience and problem-solving, he led the mechanical engineering of the Wind Harvester v3.1 and co-authored its four Design Evaluation documents. Now a consulting engineer.



Jeff Olson Mechanical Engineer

Experienced engineer that provided on-site installation with prototypes v1.0 and 2.0. Made all recent SolidWorks drawings for v3.0 and 3.1. Now a consulting engineer.



Kelsey Wolf-Cloud Project Planner

Assigned special projects and preliminary evaluations of potential projects, she works graphically to provide visual impact for our web spaces related to projects and marketing.



Jamie Frank



Alex Jarvis Copywriter

Alex came to Wind Harvest in the summer of 2022 with a wide breadth of experience including a stint with the US Air Force. Per passion is writing but she's good at doing most everything..



Omar Garcia Field and Mechanical Engineer

Omar began as on-site engineering intern for our Model 3.1. We were so pleased with his work that when he recently graduated with a Mechanical Engineering degree from West Texas A&M University, we hired him to join our team full time.



Leighanne Marcum Administrative Sales

Lee joined Wind Harvest in April 2022 to help facilitate investor relations and development. She has customer service experience, managerial, and administrative assistant experience.



Brian Rico Administrative Assistant

Brian is an Administrative Assistant on the Wind Harvest operations team. His admin & customer service experience and his degree in Atmospheric Science from UC Davis give him a skillset suited for keeping the Wind Harvest office running smoothly.



Courtney White Executives Assistant

With nearly 2 decades of knowledge and experience supporting executives in Business, Education, Medicine and Non-profit management, Courtney brings high-level executive support to Wind Harvest's vision.



Max Muller Project Analyst

Max interned with us in 2021 and, after graduating with honors in a double major from UCLA in 2022, joined our team full time.

Pitch

Problem: Unharvested Wind Resource




Traditional Setup
Maximized for build-out

In the windiest places around the world, mid-level wind is too turbulent for utility-scale, traditional turbines to harvest. **Twenty percent of wind farms** operate on ridgelines, passes, coastal bluffs, and other places where **wind funnels, and speeds up** from 15-80 feet above the ground. Our analysis shows that 140 gigawatts (GW) of wind farms have good to excellent wind below tall turbines that need a new type of turbine to harvest.

Solution: Our Turbines


Wind Harvest
Energy output doubled with Wind Harvesters™
Build-out is for example purposes only.

Our Wind Harvesters are H-type "vertical-axis" wind turbines (VAWT). We have invested decades of work and millions of dollars in designing our technology to withstand and **capture the highly energetic and turbulent mid-level wind.**

Our turbines can be added to wind farms with **minimal environmental impact** and lower development costs since roads, land, and other infrastructures are already paid for.

Many owners of **high energy facilities** who cannot secure permits for traditional turbines should be able to with Wind Harvesters.

Primary Market: Wind Farms


Wind Harvest
Primary Market
20% of wind farms (7,000+) can profitably use our turbines.
Building out existing wind farms with Wind Harvesters would produce the energy to power 120 million homes annually.
An estimated Market size of $250 billion that will double by 2030.
The wind farm "understory" is a massive market free of commercial competition.
$

As climate change and the need for **climate restoration** increase the speed at which governments and economies transition to renewable energy, we envision hundreds of thousands of our compact Wind Harvesters installed beneath and around already operating tall turbines in new and existing wind farms over the next decade.

These two types of turbines can **synergistically work together** to cause the wind to speed up into each other's rotors and increase their energy output.

Harvesting this mid-layer of wind would often double, sometimes even triple or more, a wind farm's energy output, opening at least a $250 billion undeveloped market, predicted to more than double over the next decade. In many places, mid-level wind will be the least expensive most easily developed energy

available. *It is low hanging fruit!*

Our Technology: Wind Harvesters


Wind Harvest
40ft Vertical Blades
Mid-layer Wind
15ft - 80ft
Above Ground
Wind Harvester™ 4.0
• Our H-type turbines' two connections per blade and vertical axis inherently handle turbulence well.
• Their short stature and 3' gap between turbines maximize land use and make them harder to see.
• Constructed with aluminum and steel, they have the durability to withstand turbulence for over 40 years.
• Decades of work have gone into the design and testing of prototypes.

Our sturdy Wind Harvesters can endure harsh conditions for 40 to 70+ years with regular maintenance and replacement of critical parts. Our unique fatigue, frequency, mechanical, and aerodynamic computer models are central to this durability.


Wind Harvest
Capturing Turbulent Wind Energy
Between Two Ridges

Led by renowned wind energy engineer **Dr. David Malcolm**, with 40 years of vertical and horizontal axis wind turbine experience, our engineering team used data from the operation of past Wind Harvester prototypes to confirm the accuracy of our computer models. **This validation** was a technological breakthrough for Wind Harvest and H-type VAWTs.


Wind Harvest
Wind Harvester Version History
2.0, TRL 5
3.0, TRL 6
3.1, TRL 7
4.0, TRL 8
Finland
Denmark
Texas
Texas

Our **first crowdfunding campaign** successfully raised money to bring our wind technology through the "pilot project" step in the commercialization process; **Technology Readiness Level (TRL 7)**. This was accomplished when our full-scale Model 3.1 prototype was tested in industry conditions. We are now on schedule to install two 4.0 Wind Harvesters and start their **certification (TRL 8)** in winter 2022.

Investors Make The Difference


WIND HARVEST
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Double the Energy from Wind Farms
PITCH VIDEO
INVESTOR PANEL
Last Funded April 2021
You invested $100 in a Promissory Note + Potential Equity Upside on 12/10/2020
$1,470,866
raised from 1,402 investors
WATCH FOR UPDATES



Most sources of venture capital only fund utility-scale technologies after certification and when the company has revenue from sales. Crowdfunding solves this problem for Wind Harvest.

Last year over 1400 new people invested in Wind Harvest. We are now returning with a new crowdfunding/506(c) offering to amplify our progress and provide investors a guaranteed promissory note with an 8% return and the potential of an equity upside (7% return after the first $500,000).



Wind Harvest
Reg-CF and 506c Opportunities
Q3-Q4 2022
Offering
$2,500,000
Warrants**
250
Promissory Note
8% | 7% through 2027
Q1 2023
Offering
$2,500,000*
Warrants**
125
Promissory Note
7% | 6% through 2027
CLOSED 2021
Offering
$1,944,000
Warrants**
640
Promissory Note
10% | 8% through 2027
*Anticipated Terms
**Warrants per $100 invested

In October 2020, Wind Harvest stockholders voted to allocate warrants for new shares to give an “equity kicker” to interest-bearing promissory notes for crowdfunding offerings. The capital from this offering and our future Series B and C rounds will be used to expedite the final commercialization step of TRL 9, by allowing us to develop more projects and qualify our technology as collateral for bank loans sooner.

Wind Harvest

Projected Orders

	2023	2024	2025	2026	2027
Turbines sold to WH Projects	46	100	369	1050	2700
Turbines Sold to Customer/Distributors	4	12	160	535	1350
Turbines Sold to Manufacturing Licensees	0	38	200	525	1350
MWs Installed Globally	3.5	10.5	50	185	650
Total Projected Revenues*	$14M	$42M	$175M	$471M	$1.05B

In addition to interest on your promissory note, your investment entitles you to receive bonuses associated with warrants (a right to buy shares at a set price) that can be exercised at **$.01 each**. Wind Harvest Pilot Project, Inc. (WHPP) will receive warrants to buy 250 shares of Wind Harvest International, Inc. stock for every $100 you invest in this offering. **Our Series A-4 share price is $0.09.**

You will receive a pro-rata share of the profits when the warrants are exercised, and those shares are sold by Wind Harvest Pilot Project. These warrants have a December 2027 expiration date. WHPP's board of directors will survey the note holders on what percentage of its Wind Harvest shares should be sold each time there is a liquidity event and how many warrants should be kept to sell in the future.

Opportunities: Ways to Make Money


Wind Harvest
Major Revenue Sources
Wind Harvester Direct and Distributor Sales
Sales to Our Own Projects
Licensing of Manufacturing and IP create fastest growth in turbines installed



Wind Harvester Sales as Primary Revenue Stream

- We expect the price of each Wind Harvester to initially include an average markup of $40,000. As the manufacturing and production cost drops with increased orders, our markups and margins should improve. When banks will finance purchases by our customers, our outside sales should take off.

Subsidiaries and Projects:

- Fees and profits will flow to us through the multi-million dollar deals our project subsidiaries create. When Wind Harvesters are bank financeable (TRL 9), we plan to borrow against our projects and use the capital to leverage new developments that buy more of our products and services.

Licensing of Intellectual Property for Worldwide Scaling

- With a suite of soon-to-be-pending patents, one of our goals is to license our IP to the largest wind turbine manufacturers and construction companies in order to accelerate the rate at which mid-level wind turbines are installed worldwide.

Wind Harvest Sales Pipeline

Wind Harvest

Projects in Sales Pipeline

Project Name	Location	Initial Project Owner	2023	2024	2025
St. Lucy 1,2,3	Barbados	WH Barbados LTD	16	60	200
NZ Projects 1,2,3	New Zealand	Licensee	10	40	100
Various	Scotland	WH Scotland LTD	-	10	70
US Air Force Bases	N, Dakota and Calif.	U.S. Government	4		100
Frost Peak Demonstration	California	WH Frost Peak, LLC	2	-	14

Rio Vista Resilience	California	WH RVR LLC	14	-	116
Other New Prospects	Worldwide	Various	4	40	120
Total Turbines in Pipeline			50	150	720

In 2023, we expect to order up to 50 turbines for projects we have in development. Each project is in a mid-level wind market that can open significant new opportunities for future sales.

Before we can sell thousands to wind farm owners and developers, we need to prove that our turbines are wildlife friendly, compatible with tall turbines, and bank financeable. This will likely be accomplished in 2025. In the meantime, we are developing projects that **open up new distributed energy and other markets**.

For example, our **pilot projects in Barbados** will provide critical data for the "cumulative environmental impact analysis" that is needed before hundreds of Wind Harvesters are installed in renewable energy and desalination projects in the windy parishes of this lovely tropical island.

Projects in Development


*Images are digital representations
and is not currently built

Rio Vista Resiliency Project, Solano County, California: This 1-16 MW, $4-$50 million project may combine our turbines with solar and battery storage and significantly increase electrical reliability in the nearby town of Rio Vista. The wind blows all night for most of the summer. Our turbines make it possible for batteries charged with solar during the day to recharge a second time when

the wind blows at night.

St. Lucy, Barbados: Led by local Bajan Dr. Ariana Marshall, we are advancing initial pilot projects and an overall plan to install hundreds of our turbines throughout the windiest parts of the island by 2030. When these projects produce more energy than the grid can accommodate, they can support desalination modules to ease the island's droughts.

Accessing Additional Markets: Reliable Local Energy



Wind Harvest
The Distributed Energy Opportunity
ENERGY GRID
DATA CENTERS
ENERGY GRID
BREWERIES
PAPER MILLS
ENERGY GRID
ENERGY GRID
BIOETHANOL FACILITIES
ENERGY GRID
FOOD PROCESSING CENTERS
Our turbines work well with solar and storage to create a more reliable local energy grid.
Our turbines can supply high energy using businesses and export extra to their neighbors.
Existing distributed energy suppliers can add our turbines to their projects and increase reliability and profits.

Our turbines can operate seamlessly with solar and storage. Projects that include Wind Harvesters can supply more dependable, low-cost clean energy to local distribution grids and help residents and businesses avoid extreme weather-induced blackouts.

Due to regulatory setback requirements, tall turbines often reaching over 300 feet above the ground cannot secure permits on many properties where mid-level winds are powerful.

Our technology is designed to work profitably in these areas and can tie directly into local power lines. Wind Harvesters, together with solar and storage, create an effective tool for improving local energy reliability because wind often blows at night.

at night.


Wind Harvest
Before Optimization
After Optimization
*Images are digital representations and is not currently built

Licensing Our Proprietary Technology

Licensing and strategic collaboration offers Wind Harvest a way to leverage other companies' expertise, capital, and experience to dramatically increase company revenue and support the growth of wind energy.

With our soon-to-be pending patents, we are confident we will have the flexibility to negotiate arrangements and scale our installations to accelerate the implementation of our wind energy systems throughout the world. In 2027, we anticipate most of our income will come from large wind turbine manufacturers, engineering, procurement, and construction companies (EPCs).

Potential Competition


Wind Harvest
Competiion and Co-opetition
Competition
XFLOWENERGY

SEATWIRL®

Co-opetition

Wind Harvest actively follows trends, technologies, and companies that might influence the untapped mid-level wind turbine market. Below are two known potential H-type vertical axis wind turbine competitors. Based on research, none of them have yet reached Technology Readiness Level 6, a full-scale prototype that can withstand turbulent wind farm conditions.

Scaling with Strategic Alliances

Due to the incredible growth opportunities, we fully expect utility-scale manufacturers such as GE and Vestas to enter the field. One of the least expensive and most lucrative paths into this massive market is through "co-opetition" with us - starting with licensing our patents. We are aggressively developing and protecting our technology to stay ahead of and encourage potential competitors to cooperate and collaborate with us rather than "go-it-alone" and invest tens of millions to duplicate what we've accomplished.

Being Safe for Wildlife Opens New Markets


Detects up to 200 Meters


Turbine slows as wildlife draws close

Scientists expect that the three-dimensional structure and lower blade tip speeds of H-type VAWTs will make them more likely to be seen and avoided by birds and bats. Our projects will test this by using advanced motion detection technology to record interactions and **slow or even stop our turbines before flying wildlife have a chance of being harmed.** We intend to have the most wildlife friendly wind technology available.

Use of Funds


Wind Harvest
Growth Roadmap
Wind Harvest expects to complete the certification and commercialization process of its first model Wind Harvester by the end of 2023. To prepare for the transition from testing to production, we have established a roadmap of milestones we expect to hit to ensure maximum market penetration.
2022
Q2/Q3
Complete design and start ordering two Model 4.0 Wind Harvesters.
Confirm model accuracy with Model 3.1 data.
Q4
Use 3.1 to test power converters.
Close a 3rd Reg CF raise and a Series B offering
2023
Q1
Install 2 Model 4.0s in TX
Install LiDAR and collect wake data
Q2
Start bird and bat studies with 24/7 motion detection technology.
Certify for performance and acoustics.
Q3
Order up to 50 turbines for shipping starting at the end of the year.
Complete U.S. Small Wind certification.

Last year, the $1.47 million invested in our first crowdfunding campaign allowed us to reach the pilot project phase of commercialization with our Model 3.1 installation at the UL Advanced Wind Turbine Testing Facility in Texas. The data it produced is invaluable for our technology's commercialization and continuous improvement.

We plan to utilize the capital we raise with this new Crowdfunding offering and our Series B round to finance the following:

Our Series B round to finance the following:

- Advance development and Increase the number of projects in our sales pipeline

- Increase our intellectual property and patents

- Certify and prepare Wind Harvester turbines for mass manufacturing and sales

Our Guiding Principles


Act on the urgency of the climate crisis. Don't put short-term profits over momentum and large-scale progress.
Select ethical vendors and partners who are committed to working to reduce their environmental impact.
Know how our products affect wildlife and actively minimize any harm.
Build durable machines that use easily replaceable, recyclable parts, and run for 70 years.
Bring local environmental, economic, and cultural stakeholders into the development process and produce better and more equitable projects and more sales as a result.

It is not often that a company at our advanced stage in the technology commercialization process remains privately held and has a vast, untapped market yet to be developed. Even less frequent is the opportunity for the average person to invest early, before the company becomes a household name, before a Series B round, or an IPO. We believe we will provide a sizable return for our investors and have a game-changing impact to help restore our climate by helping drive down the cost of renewable energy.

Seize the opportunity! Invest now and help open a massive, untapped worldwide renewable resource for the benefit of all.


Let's Restore Our Climate Together.
Wind Harvest

For More Information

The FAQs on our business plans, technology, sales and markets, 6-year financial predictions, and windharvest.com website provide more information on how we plan to get from where we are now to $1 billion in sales in five years. Another source of information is our Form C (a link to that is on this page). We also welcome your questions, comments, and feedback.

You are cautioned not to place undue reliance on forward-looking statements made here. These statements are based on the current beliefs, expectations, and assumptions of our management and are subject to significant risks and uncertainties that are beyond our ability to predict or control and could cause actual results to differ. These risk factors include, but are not limited to, the risks identified in our current Form C, filed with the SEC. The cautionary language in our Form C regarding forward-looking statements is incorporated herein by reference and applies to the statements in this release.

Downloads

Wind Harvest Reg CF Business Plan Deck.pdf